UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1) *

DYNAVAX TECHNOLOGIES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

268158102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268158102	13G/A	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS Vivo Ventures VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 3,356,373
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 3,356,373
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,373
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%(1)
12.	TYPE OF REPORTING PERSON OO

(1)  The percentage is calculated based on 126,808,747 shares of Common Stock outstanding on October 27, 2011 as reported in the Issuer’s Form 10-Q filed on October 31, 2011.

CUSIP No. 268158102	13G/A	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS Vivo Ventures Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 3,331,982
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 3,331,982
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,982
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%(1)
12.	TYPE OF REPORTING PERSON PN

(1)  The percentage is calculated based on 126,808,747 shares of Common Stock outstanding on October 27, 2011 as reported in the Issuer’s Form 10-Q filed on October 31, 2011.

CUSIP No. 268158102	13G/A	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS Vivo Ventures VI Affiliates Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 24,391
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 24,391
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,391
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 <0.1%(1)
12.	TYPE OF REPORTING PERSON PN

(1)  The percentage is calculated based on 126,808,747 shares of Common Stock outstanding on October 27, 2011 as reported in the Issuer’s Form 10-Q filed on October 31, 2011.

CUSIP No. 268158102	13G/A	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS Vivo Ventures V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 790,693
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 790,693
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,693
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%(1)
12.	TYPE OF REPORTING PERSON OO

(1)  The percentage is calculated based on 126,808,747 shares of Common Stock outstanding on October 27, 2011 as reported in the Issuer’s Form 10-Q filed on October 31, 2011.

CUSIP No. 268158102	13G/A	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS Vivo Ventures Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 781,490
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 781,490
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,490
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%(1)
12.	TYPE OF REPORTING PERSON PN

(1)  The percentage is calculated based on 126,808,747 shares of Common Stock outstanding on October 27, 2011 as reported in the Issuer’s Form 10-Q filed on October 31, 2011.

CUSIP No. 268158102	13G/A	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSONS Vivo Ventures V Affiliates Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 9,203
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 9,203
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,203
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 <0.1%(1)
12.	TYPE OF REPORTING PERSON PN

(1)  The percentage is calculated based on 126,808,747 shares of Common Stock outstanding on October 27, 2011 as reported in the Issuer’s Form 10-Q filed on October 31, 2011.

CUSIP No. 268158102	13G/A	Page 8 of 16 Pages

Item 1(a).	Name of Issuer:

Dynavax Technologies Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2929 Seventh Street, Suite 100
Berkeley, CA 94710-2753

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer beneficially held by such persons:

(i)      Vivo Ventures VI, LLC, a Delaware limited liability company (“Vivo VI”), as general partner of Vivo Ventures Fund VI, L.P. (“VV Fund VI”) and Vivo Ventures VI Affiliates Fund, L.P. (“Affiliates Fund VI”), with respect to shares held by VV Fund VI and Affiliates Fund VI;

(ii)    Vivo Ventures Fund VI, L.P., a Delaware limited partnership, with respect to shares held by it;

(iii)   Vivo Ventures VI Affiliates Fund, L.P., a Delaware limited partnership, with respect to shares held by it;

(iv)   Vivo Ventures V, LLC, a Delaware limited liability company (“Vivo V”), as general partner of Vivo Ventures Fund V, L.P. (“VV Fund V”) and Vivo Ventures V Affiliates Fund, L.P. (“Affiliates Fund V”), with respect to shares held by VV Fund V and Affiliates Fund V;

(v)    Vivo Ventures Fund V, L.P., a Delaware limited partnership, with respect to shares held by it; and

(vi)   Vivo Ventures V Affiliates Fund, L.P., a Delaware limited partnership, with respect to shares held by it.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

575 High Street, Suite 201
Palo Alto, CA  94301

Item 2(c).	Citizenship:

Vivo Ventures VI, LLC is a limited liability company organized under the laws of the State of Delaware.

Vivo Ventures Fund VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

Vivo Ventures VI Affiliates Fund, L.P. is a limited partnership organized under the laws of the State of Delaware.

CUSIP No. 268158102	13G/A	Page 9 of 16 Pages

Vivo Ventures V, LLC is a limited liability company organized under the laws of the State of Delaware.

Vivo Ventures Fund V, L.P. is a limited partnership organized under the laws of the State of Delaware.

Vivo Ventures V Affiliates Fund, L.P. is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

268158102

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:  ___________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Vivo VI is the general partner of VV Fund VI and Affiliates Fund VI. Accordingly, Vivo VI may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by VV Fund VI and Affiliates Fund VI.   As of the date of this filing, VV Fund VI and Affiliates Fund VI beneficially owned 3,331,982 and 24,391 shares of common stock of the Issuer, respectively, which includes 2,074,547 and 15,198 shares of common stock, respectively, issuable upon the exercise of warrants held by VV Fund VI and Affiliates Fund VI.

Vivo V is the general partner of both VV Fund V and Affiliates Fund V.  Accordingly,  Vivo V may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by VV Fund V and Affiliates Fund V.   As of the date of this filing, VV Fund V and Affiliates Fund V beneficially owned 781,490 and 9,203 shares of common stock of the Issuer, respectively, which includes 486,545 and 5,710 shares of common stock, respectively, issuable upon the exercise of warrants held by VV Fund V and Affiliates Fund V.

The Reporting Persons disclaim beneficial ownership of such securities except to the extent of the Reporting Person's pecuniary interest in such securities.

CUSIP No. 268158102	13G/A	Page 10 of 16 Pages

(b)           Percent of class:

Reporting Person	Percent
Vivo Ventures VI, LLC	2.6%
Vivo Ventures Fund VI, L.P.	2.6%
Vivo Ventures VI Affiliates Fund, L.P.	<0.1%
Vivo Ventures V, LLC	0.6%
Vivo Ventures Fund V, L.P.	0.6%
Vivo Ventures V Affiliates Fund, L.P.	<0.1%

The foregoing percentages are calculated based on the 126,808,747 shares of Common Stock of the Issuer outstanding as of October 27, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 31, 2011.

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:

Not applicable.

(ii)           Shared power to vote or to direct the vote:

Reporting Person	Shares
Vivo Ventures VI, LLC	3,356,373
Vivo Ventures Fund VI, L.P.	3,331,982
Vivo Ventures VI Affiliates Fund, L.P.	24,391
Vivo Ventures V, LLC	790,693
Vivo Ventures Fund V, L.P.	781,490
Vivo Ventures V Affiliates Fund, L.P.	9,203

(iii)           Sole power to dispose or to direct the disposition of:

  Not applicable.

(iv)           Shared power to dispose or to direct the disposition of:

Reporting Person	Shares
Vivo Ventures VI, LLC	3,356,373
Vivo Ventures Fund VI, L.P.	3,331,982
Vivo Ventures VI Affiliates Fund, L.P.	24,391
Vivo Ventures V, LLC	790,693
Vivo Ventures Fund V, L.P.	781,490
Vivo Ventures V Affiliates Fund, L.P.	9,203

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

CUSIP No. 268158102	13G/A	Page 11 of 16 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Items 2 and 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 268158102	13G/A	Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

VIVO VENTURES VI, LLC

By:  /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

VIVO VENTURES FUND VI, L.P.
By: Vivo Ventures VI, LLC, its general partner

By:  /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

VIVO VENTURES VI AFFILIATES FUND, L.P.
By: Vivo Ventures VI, LLC, its general partner

By:  /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

VIVO VENTURES V, LLC

By:  /s/ Frank Kung
Name:  Frank Kung
Title:  Managing Member

VIVO VENTURES FUND V, L.P.
By: Vivo Ventures V, LLC, its general partner

By:  /s/ Frank Kung
Name: Frank Kung
Title:   Managing Member

CUSIP No. 268158102	13G/A	Page 13 of 16 Pages

VIVO VENTURES V AFFILIATES FUND, L.P. By: Vivo Ventures V, LLC, its general partner By: By: /s/ Frank Kung Name: Frank Kung Title: Managing Member

CUSIP No. 268158102	13G/A	Page 14 of 16 Pages

Index Exhibit
SCHEDULE 13G/A

Exhibit Number	Exhibit Description
1	Joint Filing Agreement

CUSIP No. 268158102	13G/A	Page 15 of 16 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.00l per share, of Dynavax Technologies Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 10, 2012.

VIVO VENTURES VI, LLC

By:  /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

VIVO VENTURES FUND VI, L.P.
By: Vivo Ventures VI, LLC, its general partner

By:  /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

VIVO VENTURES VI AFFILIATES FUND, L.P.
By: Vivo Ventures VI, LLC, its general partner

By:  /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

CUSIP No. 268158102	13G/A	Page 16 of 16 Pages

VIVO VENTURES V, LLC

By:  /s/ Frank Kung
Name:  Frank Kung
Title:   Managing Member

VIVO VENTURES FUND V, L.P.
By: Vivo Ventures V, LLC, its general partner

By:  /s/ Frank Kung
Name: Frank Kung
Title: Managing Member

VIVO VENTURES V AFFILIATES FUND, L.P.
By: Vivo Ventures V, LLC, its general partner

By:  /s/ Frank Kung
Name: Frank Kung
Title:  Managing Member